                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                         MAGELLAN HEALTH SERVICES, INC.
                                (Name of Issuer)

                             ORDINARY COMMON SHARES
                         (Title of Class of Securities)

                               CUSIP No. 559079207
                                 (CUSIP Number)

                                ONEX CORPORATION
                               CANADA TRUST TOWER
                           161 BAY STREET - 49TH FLOOR
                         TORONTO, CANADA M5J 2S1 CANADA
                          ATTENTION: EWOUT R. HEERSINK
                                 (416) 362-7711

                                   COPIES TO:

                             JOEL I. GREENBERG, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                  MAY 20, 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

\
                                  SCHEDULE 13D

CUSIP NO.  559079207                                          PAGE 2 OF 12 PAGES

--------------------------------------------------------------------------------
1.                   NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Magellan Holdings LP
--------------------------------------------------------------------------------
2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.                   SEC USE ONLY
--------------------------------------------------------------------------------
4.                   SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
5.                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
6.                   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     -0-
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF          4,300,213 shares of Ordinary Common Stock issuable upon
    SHARES           conversion of shares of Multiple and Variable Vote
 BENEFICIALLY        Restricted Convertible Common Stock ("MV Common Stock")
   OWNED BY          of the Issuer.
     EACH       ----------------------------------------------------------------
  REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON           -0-
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     4,300,213 shares of Ordinary Common Stock issuable upon
                     conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
11.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON 4,300,213 shares of Ordinary Common Stock issuable
                     upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
12.                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     12.1% of the Issuer's shares of Ordinary Common Stock,
                     assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock and
                     conversion of 4,209,000 shares of MV Common Stock into
                     Ordinary Common Stock and subsequent sale thereof by the
                     Reporting Persons on May 20, 2005, pursuant to an
                     underwritten offering (assuming 26,936,530 shares of
                     Ordinary Common Stock outstanding prior to the offering).
                     -----------------------------------------------------------
                     14.                  TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  559079207                                          PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------
1.                   NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Onex Partners LP
--------------------------------------------------------------------------------
2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.                   SEC USE ONLY
--------------------------------------------------------------------------------
4.                   SOURCE OF FUNDS*

                     AF
--------------------------------------------------------------------------------
5.                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6.                   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     -0-
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF          4,300,213 shares of Ordinary Common Stock issuable upon
    SHARES           conversion of shares of Multiple and Variable Vote
 BENEFICIALLY        Restricted Convertible Common Stock ("MV Common Stock")
   OWNED BY          of the Issuer.
     EACH       ----------------------------------------------------------------
  REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON           -0-
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     4,300,213 shares of Ordinary Common Stock issuable upon
                     conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
11.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON 4,300,213 shares of Ordinary Common Stock issuable
                     upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
12.                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     12.1% of the Issuer's shares of Ordinary Common Stock,
                     assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock and
                     conversion of 4,209,000 shares of MV Common Stock into
                     Ordinary Common Stock and subsequent sale thereof by the
                     Reporting Persons on May 20, 2005, pursuant to an
                     underwritten offering (assuming 26,936,530 shares of
                     Ordinary Common Stock outstanding prior to the offering).
--------------------------------------------------------------------------------
14.                  TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  559079207                                          PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------
1.                   NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Onex Partners GP LP
--------------------------------------------------------------------------------
2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.                   SEC USE ONLY
--------------------------------------------------------------------------------
4.                   SOURCE OF FUNDS*

                     AF
--------------------------------------------------------------------------------
5.                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
6.                   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     -0-
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF          4,300,213 shares of Ordinary Common Stock issuable upon
    SHARES           conversion of shares of Multiple and Variable Vote
 BENEFICIALLY        Restricted Convertible Common Stock ("MV Common Stock")
   OWNED BY          of the Issuer.
     EACH       ----------------------------------------------------------------
  REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON           -0-
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     4,300,213 shares of Ordinary Common Stock issuable upon
                     conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
11.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON 4,300,213 shares of Ordinary Common Stock issuable
                     upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
12.                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     12.1% of the Issuer's shares of Ordinary Common Stock,
                     assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock and
                     conversion of 4,209,000 shares of MV Common Stock into
                     Ordinary Common Stock and subsequent sale thereof by the
                     Reporting Persons on May 20, 2005, pursuant to an
                     underwritten offering (assuming 26,936,530 shares of
                     Ordinary Common Stock outstanding prior to the offering).
--------------------------------------------------------------------------------
14.                  TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  559079207                                          PAGE 5 OF 12 PAGES

--------------------------------------------------------------------------------
1.                   NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Onex Partners GP Inc.
--------------------------------------------------------------------------------
2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.                   SEC USE ONLY
--------------------------------------------------------------------------------
4.                   SOURCE OF FUNDS*

                     AF
--------------------------------------------------------------------------------
5.                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6.                   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     -0-
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF          4,300,213 shares of Ordinary Common Stock issuable upon
    SHARES           conversion of shares of Multiple and Variable Vote
 BENEFICIALLY        Restricted Convertible Common Stock ("MV Common Stock")
   OWNED BY          of the Issuer.
     EACH       ----------------------------------------------------------------
  REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON           -0-
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     4,300,213 shares of Ordinary Common Stock issuable upon
                     conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
11.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON 4,300,213 shares of Ordinary Common Stock issuable
                     upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
12.                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
                     of the Issuer's shares of Ordinary Common Stock, assuming
                     conversion of all of the Reporting Person's shares of MV
                     Common Stock into Ordinary Common Stock and conversion of
                     4,209,000 shares of MV Common Stock into Ordinary Common
                     Stock and subsequent sale thereof by the Reporting Persons on May 20, 2005, pursuant to an underwritten offering
                     (assuming 26,936,530 shares of Ordinary Common Stock
                     outstanding prior to the offering).
--------------------------------------------------------------------------------
14.                  TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 559079207                                          PAGE 6 OF 12 PAGES

--------------------------------------------------------------------------------
   1                         NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Onex Corporation
--------------------------------------------------------------------------------
   2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF
                             A GROUP*                                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3                         SEC USE ONLY
--------------------------------------------------------------------------------
   4                         SOURCE OF FUNDS*

                             AF
--------------------------------------------------------------------------------
   5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
   6                         CITIZENSHIP OR PLACE OF ORGANIZATION

                             Ontario, Canada
--------------------------------------------------------------------------------
 NUMBER OF SHARES       7    SOLE VOTING POWER
BENEFICIALLY OWNED           -0-
 BY EACH REPORTING     ---------------------------------------------------------
      PERSON            8    SHARED VOTING POWER
      WITH                   4,300,213 shares of Ordinary Common Stock issuable
                             upon conversion of shares of MV Common Stock of the
                             Issuer.
                       ---------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
                             -0-
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             4,300,213 shares of Ordinary Common Stock issuable
                             upon conversion of shares of MV Common Stock of the
                             Issuer.
--------------------------------------------------------------------------------
   11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                             4,300,213 shares of Ordinary Common Stock issuable
                             upon conversion of shares of MV Common Stock of the
                             Issuer.
--------------------------------------------------------------------------------
   12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES*                        [ ]

--------------------------------------------------------------------------------
                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             12.1% of the Issuer's shares of Ordinary Common
                             Stock, assuming conversion of all of the Reporting
                             Person's shares of MV Common Stock into Ordinary
                             Common Stock and conversion of 4,209,000 shares of
--------------------------------------------------------------------------------
   13                        MV Common Stock into Ordinary Common Stock and
                             subsequent sale thereof by the Reporting Persons on
                             May 20, 2005, pursuant to an underwritten offering
                             (assuming 26,936,530 shares of Ordinary Common
                             Stock outstanding prior to the offering).
--------------------------------------------------------------------------------
   14                        TYPE OF REPORTING PERSON*

                             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 559079207                                          PAGE 7 OF 12 PAGES

--------------------------------------------------------------------------------
   1.                        NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Gerald W. Schwartz
--------------------------------------------------------------------------------
   2.                        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                             A GROUP*                                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.                        SEC USE ONLY
--------------------------------------------------------------------------------
   4.                        SOURCE OF FUNDS*

                             AF
--------------------------------------------------------------------------------
   5.                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
   6.                        CITIZENSHIP OR PLACE OF ORGANIZATION

                             Canada
--------------------------------------------------------------------------------
 NUMBER OF SHARES       7.   SOLE VOTING POWER
BENEFICIALLY OWNED           -0-
 BY EACH REPORTING     ---------------------------------------------------------
      PERSON            8.   SHARED VOTING POWER
      WITH                   4,300,213 shares of Ordinary Common Stock issuable
                             upon conversion of shares of MV Common Stock of the
                             Issuer.
                       ---------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
                             -0-
                       ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
                             4,300,213 shares of Ordinary Common Stock issuable
                             upon conversion of shares of MV Common Stock of the
                             Issuer.
--------------------------------------------------------------------------------
   11.                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                             4,300,213 shares of Ordinary Common Stock issuable
                             upon conversion of shares of MV Common Stock of the
                             Issuer.**
--------------------------------------------------------------------------------
   12.                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES*                        [X]
--------------------------------------------------------------------------------
                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             12.1% of the Issuer's shares of Ordinary Common
                             Stock, assuming conversion of all of the Reporting
                             Person's shares of MV Common Stock into Ordinary
                             Common Stock and conversion of 4,209,000 shares of
--------------------------------------------------------------------------------
   13.                       MV Common Stock into Ordinary Common Stock and
                             subsequent sale thereof by the Reporting Persons on
                             May 20, 2005, pursuant to an underwritten offering
                             (assuming 26,936,530 shares of Ordinary Common
                             Stock outstanding prior to the offering).
--------------------------------------------------------------------------------
   14.                       TYPE OF REPORTING PERSON*

                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Gerald W. Schwartz expressly disclaims beneficial ownership of the shares of Magellan Health Services, Inc. beneficially owned by Magellan Holdings LP, Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc. and Onex Corporation.

            This Amendment Number 2 (the "Second Amendment") amends and supplements the Statement on Schedule 13D (the "Original Schedule 13D") filed on January 16, 2004 and the Amendment Number 1 to the Statement on Schedule 13D filed on May 11, 2005 (together with the Original Schedule 13D, the "Schedule 13D"), relating to the shares of Ordinary Common Stock , par value $.01 per share ("Ordinary Common Stock"), of Magellan Health Services, Inc., a Delaware corporation (the "Issuer") previously filed by Magellan Holdings LP, a Delaware limited partnership ("Holdings"), Onex Partners LP, a Delaware limited partnership ("Partners"), Onex Partners GP LP, a Delaware limited partnership ("Partners GP LP"), Onex Partners GP Inc., a Delaware corporation ("Partners GP"), Onex Corporation, an Ontario corporation ("Onex"), and Mr. Gerald W. Schwartz ("Mr. Schwartz"). Rights to such Ordinary Common Stock were acquired pursuant to a stock purchase agreement dated as of December 18, 2003, between the Issuer and Holdings (the "Stock Purchase Agreement"), whereby Holdings purchased 8,415,580 shares of Multiple and Variable Vote Restricted Convertible Common Stock, par value $0.01 per share ("MV Common Stock") of the Issuer, which are convertible at any time at the option of the holder into the same number of shares of Ordinary Common stock.

            Except as specifically provided herein, this Second Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4. Purpose of Transaction.

            Holdings has sold 4,209,000 MV Common Stock pursuant to an underwritten offering. In addition, Holdings has granted the underwriters in such underwritten offering, an option to purchase up to an additional 637,500 shares to cover over-allotments. Holdings' interest in the Issuer's outstanding MV Common Stock has fallen below the minimum threshold used to determine eligibility for special voting rights or privileges relating to such MV Common Stock ownership. Accordingly, Holdings is not eligible for special voting rights and will generally vote with Ordinary Common Stock on a one vote per share basis.

            Pursuant to the Stock Purchase Agreement and the terms of the Third Amended Joint Plan of Reorganization of the Issuer and certain of its subsidiaries under Chapter 11 of the United States Bankruptcy Code dated August 18, 2003, as amended (the "Plan of Reorganization"), Holdings has an outstanding commitment to purchase up to an additional 12,781 shares of MV Common Stock at a price of $9.78 per share, upon settlement of disputed claims of certain of the Issuer's creditors. In addition, Reporting Persons may from time to time acquire shares of Ordinary Common Stock in the open market or in privately negotiated transactions, subject to the availability of such shares at prices deemed favorable, the Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. In the event the Reporting Persons acquire shares of Ordinary Common Stock, such shares will automatically be converted into the same number of shares of MV Common Stock. See Exhibit 2. Alternatively, the Reporting Persons may sell all or a portion of their shares of MV Common Stock, or shares of Ordinary Common Stock obtained upon conversion of such shares of MV Common Stock, in the open market or in privately negotiated transactions. Holdings has registration rights with respect to the shares of Ordinary Common Stock underlying its shares of MV Common Stock. See Exhibit 3. Holdings has no present intention of disposing of the shares it will continue to hold following the offering.

            Except as set forth above in the two immediately preceding paragraphs, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

                               Page 8 of 12 Pages

Item 5. Interest in Securities of the Issuer.

            (a) and (b). As of the date hereof, Holdings beneficially owns 4,300,213 shares of Ordinary Common Stock (which may be obtained at any time by conversion of shares of MV Common Stock held by Holdings), which constitute 12.1% of the Issuer's shares of Ordinary Common Stock assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock and conversion of 4,209,000 shares of MV Common Stock into Ordinary Common Stock and subsequent sale thereof by the Reporting Persons on May 20, 2005, pursuant to an underwritten offering (assuming 26,936,530 additional shares of Ordinary Common Stock outstanding prior to the offering).

            All of the shares beneficially owned by Holdings may be deemed as beneficially owned by each of Partners, Partners GP LP, Partners GP and Onex. As discussed above, such shares constitute 12.1% of the Issuer's shares of Ordinary Common Stock assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock and conversion of 4,209,000 shares of MV Common Stock into Ordinary Common Stock and subsequent sale thereof by the Reporting Persons on May 20, 2005, pursuant to an underwritten offering (assuming 26,936,530 additional shares of Ordinary Common Stock outstanding prior to the offering). Mr. Schwartz may be deemed a beneficial owner of the shares of Ordinary Common Stock beneficially owned by the other Reporting Persons but disclaims beneficial ownership of such shares.

            (c) On March 23, 2005, Holdings purchased 17,850 shares of MV Common Stock from the Issuer that it was required to purchase under the Issuer's Plan of Reorganization in connection with a prior quarterly resolution of disputed claims of certain of Issuer's creditors for a price of $9.78 per share, in a private transaction. On May 11, 2005, Holdings purchased 3,613 shares of MV Common Stock from the Issuer that it was required to purchase under the Issuer's Plan of Reorganization in connection with a prior quarterly resolution of disputed claims of certain of Issuer's creditors for a price of $9.78 per share, in a private transaction. On May 20, 2005, Holdings sold 4,209,000 shares of MV Common Stock in an underwritten offering. Except as described herein, no Reporting Person has effected any transaction in shares of Ordinary Common Stock during the preceding 60 days.

            (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Ordinary Common Stock or MV Common Stock, except that limited partners of the Reporting Persons may receive distributions including a portion of such dividends or proceeds.

            (e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

      1.    Joint Filing Agreement incorporated by reference to the Statement on
            Schedule 13D of Magellan Health Services Inc. filed with the Securities and Exchange Commission by Magellan Holdings LP, Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc., Onex Corporation and Mr. Gerald W. Schwartz on January 16, 2004.

      2. Amended and Restated Certificate of Incorporation of Magellan Health Services, Inc., as in effect on January 5, 2004, (incorporated by reference to Exhibit 2.9 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

      3. Registration Rights Agreement, dated as of January 5, 2004, among Magellan Health Services, Inc., Magellan Holdings LP and Aetna, Inc. (incorporated by reference to Exhibit 2.15 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

      4. Power of Attorney incorporated by reference to the Amendment to Form 4 for Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.

                               Page 9 of 12 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   May 25 2005

                           MAGELLAN HOLDINGS LP

                           By: ONEX PARTNERS GP LP, its General Partner

                               By:  ONEX PARTNERS GP INC., its General Partner

                           By: /s/ Anthony Munk
                               ------------------------------------
                               Name: Anthony Munk
                               Title: Vice President

                           ONEX PARTNERS LP

                           By: ONEX PARTNERS PARTNERS GP LP, its General Partner

                               By: ONEX PARTNERS GP INC., its General Partner

                           By: /s/ Anthony Munk
                               -------------------
                               Name: Anthony Munk
                               Title: Vice President

                           ONEX PARTNERS GP LP

                           By: ONEX PARTNERS GP INC., its General Partner

                           By: /s/ Anthony Munk
                               -------------------
                               Name: Anthony Munk
                               Title: Vice President

                           ONEX PARTNERS GP INC.

                           By: /s/ Anthony Munk
                               -------------------
                               Name: Anthony Munk
                               Title: Vice President

                           ONEX CORPORATION

                           By: /s/ Donald Lewtas
                               -------------------
                               Name: Donald Lewtas
                               Title: Authorized Signatory

                              Page 10 of 12 Pages

                           GERALD W. SCHWARTZ

                           By: /s/ Donald Lewtas
                               -------------------------------------------------
                           Name: Donald Lewtas
                           Title: Authorized Signatory for GERALD W. SCHWARTZ

                              Page 11 of 12 Pages

                                INDEX TO EXHIBITS

                                                                                    Page No. in Sequential Numbering
Exhibit                                                                                           System
-------                                                                             --------------------------------
   1.        Joint Filing Agreement incorporated by reference to the Statement on Schedule 13D of Magellan Health Services Inc. filed with the
             Securities and Exchange Commission by Magellan Holdings LP, Onex
             Partners LP, Onex Partners GP LP, Onex Partners GP Inc., Onex
             Corporation and Mr. Gerald W. Schwartz on January 16, 2004.

   2.        Amended and Restated Certificate of Incorporation of Magellan
             Health Services, Inc., as in effect on January 5, 2004,
             (incorporated by reference to Exhibit 2.9 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

   3.        Registration Rights Agreement, dated as of January 5, 2004, among
             Magellan Health Services, Inc., Magellan Holdings LP and Aetna,
             Inc. (incorporated by reference to Exhibit 2.15 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

   4. Power of Attorney incorporated by reference to the Amendment to Form 4 for Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10,
             1996.

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